Snow Lake Completes its Field Exploration Season on

the Shatford Lake Project

Winnipeg, Manitoba, Canada, October 16, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake") announces that the 2024 field exploration season on the Shatford Lake Project has been successfully completed.

Highlights

  2024 prospecting / reconnaissance program successfully completed
  Results included the discovery of numerous pegmatites under heavy overburden
  Significant discovery of a ~25 - 30 meter-wide tantalite-bearing pegmatite on the Cat-Euclid Lake claim block, indicating the potential for lithium, cesium, tantalum mineralization similar to the Tanco Mine

"We are extremely pleased with our 2024 field exploration program" commented Frank Wheatley, CEO of Snow Lake.  He continued: "In particular, the discovery of a large tantalite-bearing pegmatite at the Cat-Euclid Lake area confirms our confidence in the potential of the Shatford Lake Project to host LCT mineralization, and we look forward to further exploration in 2025 to test these discoveries."

About the Shatford Lake Project

The Shatford Lake Project (the "Project") is an exploration stage project located in Southern Manitoba, contiguous to the southern boundary of the Tanco Mine.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element lithium-cesium-tantalum ("LCT") pegmatites.  Accordingly, the Shatford Lake Project holds the potential for LTC mineralization.

The Project is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.  Thirty-one of the mineral claims are contiguous to the Tanco Mine.  Snow Lake has entered into an option agreement with ACME Lithium Inc. ("ACME"), pursuant to which ACME has granted Snow Lake the option to earn up to a 90% undivided interest in the Project.

Tanco Mine

The Tanco Mine is located on the northwest shore of Bernic Lake, Lac du Bonnet, Manitoba, and is 100% owned and operated by Tantalum Mining Corporation of Canada Ltd. ("Tanco"), a subsidiary of Sinomine (Hong Kong) Rare Metals Resource Co.  The Tanco Mine pegmatite orebody was discovered in the late 1920's and the Tanco Mine has been in commercial operation producing tantalum, cesium and lithium in Manitoba for more than 50 years.  Cesium is mined in the form of the mineral pollucite at the Tanco Mine, which currently holds 82% of the world's known reserves of pollucite.

Clean Energy Opportunities

As a clean energy company, Snow Lake continues to review North American net-zero resource opportunities in the clean energy space that have the potential to be commercialized, create shareholder value, and complement its current portfolio of uranium and lithium projects.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on (NASDAQ:LITM) with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the minerals and resources needed for the clean energy transition, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy